SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 27, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                            CNOOC Limited Appointed
                      Senior Vice President, Mr. Yang Hua
                          As Chief Financial Officer

(Hong Kong, December 24, 2004) - CNOOC Limited (together with its subsidiaries, the "Company," NYSE: CEO, SEHK: 883) today announces that Mr. Yang Hua, Senior Vice President of the Company and President of CNOOC International Limited will succeed Dr. Mark Qiu as Chief Financial Officer effective on January 1, 2005.

After joining the Company in 1982, Mr. Yang served as an Acting Director of Overseas Development Department of the Company, President of CNOOC International Limited and Senior Vice President of the Company, and is mainly responsible for overseas development of the Company. He has many years of experience in petroleum exploration and production. Mr. Yang is a senior engineer and received his B.S. degree from China Petroleum University. He also received a MBA degree from the Sloan School of Management at Massachusetts Institute of Technology as a Sloan Fellow.

Mr. Yang is also experienced in financial management. He helped lead the initial public offering ("IPO") of the Company in New York and Hong Kong in 2001. He was also a key member for pre-IPO private placements where the Company financed US$460 million from strategic investors. As a core member of the merger and acquisition committee of the Company, Mr. Yang has participated in the decision-making and execution of the Company's important merger and acquisition transactions. Between 2001 and 2003, he and other executives led the company to acquire successfully over a billion U.S. dollars of oil and gas assets in Indonesia and Australia.

Mr. Fu Chengyu, President and Chief Executive Officer of the Company said, "We are very pleased that Mr. Yang Hua will become our Chief Financial Officer. He has been working with us for a long time and is very familiar with our business. His knowledge in petroleum exploration and production within and outside the country is also beyond question. With years of experience in overseas business and operations, Mr. Yang has proved himself a man with global vision. We are confident that he will make an outstanding contribution to our Company."

Mr. Yang Hua said, "I am very grateful to the full confidence from the Board of Directors. I shall be dedicated to the Company and make efforts to increase the shareholders' value in the future."

                                     Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-



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

oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.


The Company has about 2,447 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn



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

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com



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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:   Cao Yunshi
                                              Title:  Company Secretary

Dated: December 27, 2004